UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 23, 2014

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Facility Agreement

On June 27, 2014, Astra Maritime Corporation, Emery Shipping Corporation and Serenity Shipping Enterprises Inc., each a wholly owned indirect subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), entered into a facility agreement (the “Facility Agreement”) with DVB Bank SE, Crédit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale, as lenders, for an amount of up to $65,538,438 in three tranches to refinance certain existing indebtedness secured by the Navios Serenity and the Navios Astra and to refinance the purchase price of the Navios Emery.

The tranche secured by the Navios Serenity bears interest at a rate of LIBOR plus 285 basis points and is repayable in 23 equal quarterly installments with a final balloon payment of $14.4 million on the last payment date. The tranche secured by the Navios Astra bears interest at a rate of LIBOR plus 360 basis points and is repayable in 24 equal quarterly installments, with a final balloon payment of $6,353,750.56 on the last payment date. The tranche secured by the Navios Emery bears interest at a rate of LIBOR plus 275 basis points and is repayable in 24 equal quarterly installments, with a final balloon payment of $18.75 million on the last payment date.

Navios Holdings is a guarantor of the obligations under the Facility Agreement. The Facility Agreement also requires compliance with certain financial covenants, including covenants under the indentures for Navios Holdings’ outstanding notes. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The foregoing description is subject in all respects to the actual terms of the Facility Agreement. A copy of the Facility Agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

Supplemental Indentures

On June 24, 2014, Navios Holdings and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with Navios Holdings, the “Co-Issuers”), entered into a Second Supplemental Indenture in order to add Navios Asia LLC, Jasmine Shipping Corporation, Iris Shipping Corporation and Emery Shipping Corporation, each of which is a subsidiary of Navios Holdings (collectively, the “New Guarantors”), as guarantors to the indenture, dated November 29, 2013, governing the Co-Issuers’ 7.375% First Priority Ship Mortgage Notes due 2022. A copy of the Second Supplemental Indenture is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.

On June 24, 2014, the Co-Issuers entered into a Sixth Supplemental Indenture in order to add the New Guarantors as guarantors to the indenture, dated January 28, 2011, governing the Co-Issuers’ 8.125% Senior Notes due 2019. A copy of the Sixth Supplemental Indenture is furnished as Exhibit 10.3 to this Report and is incorporated herein by reference.

The information contained in this Report is incorporated by reference into the Registration Statements on Form F-3, File No. 333-189231, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Exhibits

Exhibit No.	Exhibit

10.1	Facility Agreement of up to $65,538,438, dated as of June 27, 2014.

10.2	Second Supplemental Indenture, dated as of June 24, 2014.

10.3	Sixth Supplemental Indenture, dated as of June 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: July 23, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Facility Agreement of up to $65,538,438, dated as of June 27, 2014.

10.2	Second Supplemental Indenture, dated as of June 24, 2014.

10.3	Sixth Supplemental Indenture, dated as of June 24, 2014.